
02003305

SEC[illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 30670

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


RECEIVED
MAR 0 1 2002
PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: IFMG Securities Inc.

FN: LIBERTY SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 MANHATTANVILLE ROAD
(No. and Street)

PURCHASE (City) NEW YORK (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLIFFORD A. MICKENBERG (914) 696-5600 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name — *if individual, state last, first, middle name*)

200 CLARENDON STREET (Address) BOSTON (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-14-02

OATH OR AFFIRMATION

I, CLIFFORD A. MICKENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY SECURITIES CORPORATION, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

TREASURER

Title



Notary Public

PATRICIA L. WONG
Notary Public, State of New York
No. 02WO5016130
Qualified in Westchester County
Commission Expires August 2, 20 05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

Liberty Securities Corporation
December 31, 2001
(With Report of Independent Auditors
and Supplemental Report on Internal Control)

LIBERTY SECURITIES CORPORATION

Statement of Financial Condition and Supplementary Information

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Board of Directors
Liberty Securities Corporation

We have audited the accompanying statement of financial condition of Liberty Securities Corporation as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Liberty Securities Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Ernst & Young LLP

February 1, 2002

LIBERTY SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 4,747,449
Cash segregated under federal and other regulations	1,711,141
Receivable from affiliates	4,663,037
Commissions receivable, net of allowance of $10,527	2,060,586
Deferred tax asset	141,630
Prepaid expenses	163,129
Other assets	255,007
Total assets	$13,741,979
Liabilities and stockholder's equity	
Liabilities:	
Payable to customers	$ 1,681,249
Commissions payable	2,021,480
Accounts payable and accrued expenses	245,687
Total liabilities	3,948,416
Stockholder's equity	
Common stock, $1.00 par value, 1,000 shares, issued and outstanding	1,000
Additional paid-in capital	59,303,579
Accumulated deficit	(49,511,016)
Total stockholder's equity	9,793,563
Total liabilities and stockholder's equity	$13,741,979

See accompanying notes to statement of financial condition.

LIBERTY SECURITIES CORPORATION

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Business

Liberty Securities Corporation (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The Company is a direct subsidiary of Sun Life Financial (U.S.) Holdings, Inc. ("Sun Life"), acquired as part of a transaction between Liberty Financial Companies ("LFC," the former indirect owner) and Sun Life on November 1, 2001. Effective January 2, 2002, the Company's name has been changed to IFMG Securities, Inc. The Company is a distributor of shares of registered investment companies, variable annuity insurance products, and fixed annuity insurance products to retail customers of its financial institution clients as an introducing broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from such estimates.

Cash and Cash Equivalents

Short-term investments with a remaining maturity of three months or less at date of acquisition and investments in money market mutual funds are classified as cash equivalents.

Income Taxes

For financial reporting purposes, federal income taxes are provided in accordance with a federal income tax-sharing agreement between the Company and LFC for the period of its ownership, and between the Company and Sun Life subsequent to LFC ownership.

Pursuant to the tax-sharing agreements, the Company is required to pay federal income taxes to LFC or Sun Life based on the amount of tax it would have paid if separate company tax returns were filed. State income taxes are provided based on amounts which the Company anticipates paying separately to states or, in the case of state tax filings with other members of the consolidated group, for amounts which the Company anticipates paying to LFC or Sun Life.

2. Summary of Significant Accounting Policies (continued)

Income taxes have been provided for using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and were calculated as if the Company filed its own tax return. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

3. Income Taxes

The deferred tax asset of $141,630 represents the tax effect of goodwill associated with Sun Life's purchase of the Company.

4. Cash Segregated Under Federal and Other Regulations

At December 31, 2001, cash of $1,711,141 has been segregated in a special account for the exclusive benefit of customers under SEC Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission.

5. Related-Party Transactions

Independent Financial Marketing Group, Inc., an indirect affiliate of the Company, pays the majority of the Company's operating costs. In return, the Company is charged an administration fee representing its estimated share of these costs. The cost allocation is based, in part, on the Company's contribution to consolidated gross profit margin.

6. Commitments and Contingencies

The Company is involved at various times in litigation common to its business. In the opinion of management, the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $4,061,349, which was $3,910,205 in excess of its required net capital of $151,144. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2001 was .56 to 1.

LIBERTY SECURITIES CORPORATION

Computation of Net Capital Under Rule l5c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital:	
Total stockholder's equity	**$9,793,563**
Deductions and/or charges:	
Non-allowable commissions receivable, net	**464,156**
Receivables from affiliates	**4,663,037**
Other non-allowable assets	**559,766**
Net capital before haircuts on securities positions	**4,106,604**
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	**45,255**
Net capital	**$4,061,349**
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Commissions payable	**$2,021,480**
Accounts payable and accrued expenses	**245,687**
Total aggregate indebtedness	**$2,267,167**
Computation of Basic Net Capital Requirement:	
Minimum net capital required: 6 2/3% of aggregate indebtedness	**$ 151,144**
Excess net capital	**$3,910,205**
Excess net capital at 1000%	**$3,834,631**
Ratio: Aggregate indebtedness to net capital	**.56 to 1**

Reconciliation with Company's Computation
(included in Part IIA of Form X 17A-5 as of December 31, 2001)

There were no material differences between the Company's computation of net capital as included in Part IIA of Form X 17A-5 as of December 31, 2001, and that included herein.

Schedule II

LIBERTY SECURITIES CORPORATION

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.

LIBERTY SECURITIES CORPORATION

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.

Ernst & Young
Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072
Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission (SEC) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Report of Independent Auditors

Board of Directors
Liberty Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 1, 2002